UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

Shineco, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

824567309

(CUSIP Number)

Shanchun Huang

Flat 111 Coleherne Court

Old Brompton Road London, UK SW5 0ED

Telephone: +447999 688888

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 26, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 824567309	13D

1	NAME OF REPORTING PERSON Shanchun Huang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Malta

NUMBER OF SHARES	7	SOLE VOTING POWER 2,489,277
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER n/a
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,489,277
PERSON WITH	10	SHARED DISPOSITIVE POWER n/a

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,489,277
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.18% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	This percentage is calculated based upon 16,397,356 shares of the Issuer’s common stock issued and outstanding as of August 24, 2022

CUSIP No. 824567309	13D

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock par value $0.001 per share (the “Common Stock”) of Shineco, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Room 3310, North Tower, Zhengda Center, No. 20, Jinhe East Road, Chaoyang District, Beijing People’s Republic of China 100020.

Item 2. Identity and Background.

This statement is filed by Shanchun Huang, a Malta citizen (the “Reporting Person”).

The principal mailing address of the Reporting Person is Flat 111 Coleherne Court, Old Brompton Road London SW5 0ED.

None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

All shares were purchased with the Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

On June 13, 2022, the Issuer entered into a certain stock purchase agreement (the “SPA”) with the Reporting Person, pursuant to which the Issuer sold and issued to the Reporting Person 1,082,250 shares of Common Stock at a price of $ 2.12 per share on July 26, 2022.

On August 11, 2022, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with the Reporting Person. In connection with the Purchase Agreement, the Reporting Person purchased from the Issuer a total of 533,448 shares of Issuer’s Common Stock at a per share purchase price of $0.915 on August 17, 2022.

The Reporting Person acquired all of his shares of the Issuer’s Common Stock for investment purposes. The Reporting Person believes the securities of the Issuer represent an attractive investment opportunity.

The Reporting Person has had and anticipates having further discussions with officers of the Issuer in connection with the Reporting Person’s investment in the Issuer. The topics of these conversations will cover a range of issues, including those relating to the business , management, operations, capital allocation, asset allocation, capital and corporate structure, distribution policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, and corporate governance. The Reporting Person may also communicate with other stockholders or interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. The Reporting Person may at any time reconsider and change his intentions relating to the foregoing. The Reporting Person may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer’s management, other shareholders of the Issuer, and other interested parties, such as those set out above.

CUSIP No. 824567309	13D

The Reporting Person intends to review his investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial positions and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, tax implications, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional Common Stock or other instruments that are based upon or relate to the value of the Common Stock or the Issuer in the open market or otherwise, sales of some or all of its interests held by the Reporting Person, and/or engaging in hedging or similar transactions with respect to the Common Stock.

Mr. Huang is an affiliate of the Issuer and will continue to take an active role in the Issuer’s management and strategic direction.

Item 5. Interest in Securities of the Issuer.

a)	The Reporting Person owns an aggregate of 2,489,277 shares of the Issuer’s Common Stock. Based upon 16,397,356 shares of the Issuer’s common stock outstanding as of August 24, 2022, the shares of the Issuer’s Common Stock beneficially owned by the Reporting Person constitute approximately 15.18% of the Common Stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).

b)	Mr. Huang may be deemed to hold sole voting and dispositive power over 2,489,277 shares of common stock of the Issuer.

c)	To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, the Reporting Person has not effected any other transactions in any securities of the Issuer in the past 60 days.

d)	To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of common stock reported in Item 5(a).

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
10.1	Share Purchase Agreement dated June 13, 2022, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 of the to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 17, 2022).
10.2	Securities Purchase Agreement dated August 11, 2022, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 of the to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 17, 2022).

CUSIP No. 824567309	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

August 26, 2022	/s/ Shanchun Huang
Shanchun Huang